Exhibit (h)(6)(ix)

OppenheimerFunds
The Right Way to Invest

NOTICE OF ASSIGNMENT

October 3,2012

VIA FIRST-CLASS MAIL

Columbus Life Insurance Company

400 East 4th Street

Cincinnati, OH 45202-3302

Dear Valued Partner:

This letter is in reference to the agreement(s) between or among Columbus Life Insurance Company (together with any predecessors or successors in interest thereto, “Columbus Life” or “you”) and OppenheimerFunds, Inc. (“Oppenheimer” or “OFI”), among other parties, listed on the attached Schedule A relating to sales or other transactions in shares of the Oppenheimer family of mutual funds (“Funds”), pursuant to which you may provide some or all of the following services: personal services, administrative services, marketing and distribution support, networking or sub-accounting, recordkeeping services, and services relating to the promotion, offering, marketing or distribution of the Funds and/or retention of assets maintained in the Funds, as applicable.

We are writing to inform you that pursuant to the terms of such agreement(s), OFI, in connection with an internal restructuring, desires to assign all of its interests, rights, duties, and obligations in and under the agreement(s) now in existence, as well as any prior agreements, written or oral, between or among you and OFI, including without limitation, all schedules, exhibits and licenses granted thereunder (collectively, the “Agreements”)’ to Shareholder Services, Inc. (“551”), a Colorado corporation and a wholly-owned subsidiary of OFI (the “Assignment”), and 551 desires to accept such Assignment, effective on or about December 31,2012 (“Effective Date”). Consequently, as of the Effective Date, notices, correspondence and any other communication required by or related to the Agreements, if currently to OppenheimerFunds, Inc., shall be delivered to:

Shareholder Services, Inc,

6803 South Tucson Way

Centennial, CO 80112

551 will be adequately capitalized and appropriately staffed to be able to satisfy the duties and obligations so assigned. Also, the services provided and payment obligations under the terms of the Agreements will remain in place, and payments will be made in the same manner and frequency as payments you are currently receiving pursuant to the terms of the applicable Agreements. In short, other than 551 replacing OFI as a contracting party, the terms and conditions set forth in the Agreements will remain unchanged and in full force and effect.

If you have any questions, please do not hesitate to contact Robin Jennings by phone at (303) 768-5782 or by email atrjennings@oppenheimerfunds.com.

Sincerely,

OppenheimerFunds, Inc.

By:	/s/ Cheryl Pipia
Name:	Cheryl Pipia
Title:	Senior Vice President

Shareholder Services, Inc.

By:	/s/ Stacey Roode
Name:	Stacey Roode
Title:	Senior Vice President

Schedule A

1.              Rule 22c-2 Information Sharing Agreement, dated 2007 among OppenheimerFunds Services, a division of OppenheimerFunds, lnc., OppenheimerFunds Distributor, Inc., and Columbus Life Insurance Company

3